Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of GeoPark Holdings Limited.

Name	Jurisdiction of Incorporation

GeoPark Latin America Limited	Bermuda
GeoPark Argentina Limited	Bermuda
GeoPark Colombia Coõperatie U.A.	Netherlands
GeoPark Brazil Coõperatie U.A.	Netherlands
GeoPark S.A.	Chile
GeoPark Brazil S.p.A.	Chile
GeoPark Chile S.A.	Chile
GeoPark Colombia S.A.	Chile
GeoPark Fell S.p.A.	Chile
GeoPark TdF S.A.	Chile
GeoPark Magallanes Limitada	Chile
GeoPark Latin America Limited Agencia en Chile	Chile
Servicios Southern Cross Limitada	Chile
GeoPark Luna SAS	Colombia
GeoPark Colombia SAS	Colombia
GeoPark Llanos SAS	Colombia
La Luna Sucursal Colombia	Colombia
GeoPark Colombia PN SA Sucursal Colombia	Colombia
GeoPark Cuerva Sucursal Colombia	Colombia
La Luna Oil Co. Ltd.	Panama
GeoPark Colombia PN-SA	Panama
GeoPark Cuerva LLC	United States
GeoPark Argentina Limited —Argentinean Branch	Argentina
GeoPark Brazil Exploracão e Producão de Petróleo e Gás Ltda.	Brazil